Exhibit (a)(13)

LERACH COUGHLIN STOIA & ROBBINS LLP

WILLIAM S. LERACH (68581)

DARREN J. ROBBINS (168593)

401 B Street, Suite 1700

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

GELLER RUDMAN, PLLC

PAUL J. GELLER

197 S. Federal Highway, Suite 200

Boca Raton, FL 33432

Telephone: 561/750-3000

561/750-3364 (fax)

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA

COUNTY OF SAN DIEGO

MICHAEL GEHRER, On Behalf of Himself

and All Others Similarly Situated,

                                                 Plaintiff,

        vs.

ALARIS MEDICAL SYSTEMS, INC.,

DAVID L. SCHLOTTERBECK,

JACQUELINE B. KOSECOFF, HENRY

GREEN, WILLIAM T. TUMBER, HANK

BROWN, NORMAN M. DEAN, BARRY D.

SHALOV and DOES 1-25, inclusive,

                                                 Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. CLASS ACTION COMPLAINT FOR SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Plaintiff, by his attorneys, alleges as follows:

SUMMARY OF THE ACTION

1. This is a shareholder class action brought by plaintiff on behalf of the holders of ALARIS Medical Systems, Inc. (“ALARIS” or the “Company”) common stock against ALARIS’s directors arising out of their attempts to provide certain ALARIS insiders and directors with preferential treatment in connection with their efforts to complete the sale of ALARIS to Cardinal Health, Inc. (the “Acquisition”).

2. In pursuing the unlawful plan to sell ALARIS, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

3. In fact, instead of attempting to obtain the highest price reasonably available for ALARIS for its shareholders, the individual defendants spent substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of Cardinal Health and the individual defendants.

4. In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of ALARIS to one buying group, and one buying group only, on terms preferential to Cardinal Health and to subvert the interests of plaintiff and the other public stockholders of ALARIS.

JURISDICTION AND VENUE

5. The Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.

6. This Court has jurisdiction over defendants because they conduct business in California and/or are citizens of California, including defendants Schlotterbeck and Kosecoff who are residents of California. This action is not removable.

7. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES AND OTHER ENTITIES

8. Plaintiff Michael Gehrer is, and at all times relevant hereto was, a shareholder of ALARIS.

9. ALARIS develops and markets products for the safe delivery of intravenous (“IV”) medication. The Company’s IV medication and infusion therapy delivery systems, software applications, needle-free disposables and related patient monitoring equipment are marketed in the U.S. and Internationally. The Company’s IV infusion systems are used to deliver to patients one or more fluids, primarily pharmaceuticals or nutritionals, and consist of medication safety systems, single- and multi-channel large-volume infusion pumps, syringe pumps and dedicated and non-dedicated disposable administration sets. ALARIS’s “smart” pump, with its proprietary Guardrails Safety Software, helps to reduce the risks and costs of medication errors, helps to safeguard patients and clinicians and gathers and records clinical information for review, analysis and interpretation.

10. Defendant David L. Schlotterbeck (“Schlotterbeck”) is President, CEO and a Board member of the Company.

11. Defendant Jacqueline B. Kosecoff (“Kosecoff”) is a Board member of the Company.

12. Defendant Henry Green (“Green”) is a Board member of the Company.

13. Defendant William T. Tumber (“Tumber”) is a Board member of the Company.

14. Defendant Hank Brown (“Brown”) is a Board member of the Company.

15. Defendant Norman M. Dean (“Dean”) is Chairman of the Board of the Company.

16. Defendant Barry D. Shalov (“Shalov”) is a Board member of the Company.

17. The defendants named above in ¶¶10-16 are sometimes collectively referred to herein as the “Individual Defendants.”

18. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

DEFENDANTS’ FIDUCIARY DUTIES

19.	In accordance with their duties of loyalty, care and good faith, the defendants, as directors and/or officers of ALARIS, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of ALARIS, violated the fiduciary duties owed to plaintiff and the other public shareholders of ALARIS, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

21. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of ALARIS, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of ALARIS stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

23. This action is properly maintainable as a class action.

24. The Class is so numerous that joinder of all members is impracticable. According to ALARIS’s Securities and Exchange Commission (“SEC”) filings, there were more than 72 million shares of ALARIS common stock outstanding.

25. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

(c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of ALARIS;

(d) whether defendants have breached any of their other fiduciary duties owed to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

26. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

27. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

29. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

30. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class a whole.

BACKGROUND TO THE PROPOSED ACQUISITION

31. ALARIS develops and markets products for the safe delivery of IV medication. The Company’s IV medication and infusion therapy delivery systems, software applications, needle-free disposables and related patient monitoring equipment are marketed in the U.S. and Internationally. The Company’s IV infusion systems are used to deliver to patients one or more fluids, primarily pharmaceuticals or nutritionals, and consist of medication safety systems, single- and multi-channel large-volume infusion pumps, syringe pumps and dedicated and non-dedicated disposable administration sets. ALARIS’s “smart” pump, with its proprietary Guardrails Safety Software, helps to reduce the risks and costs of medication errors, helps to safeguard patients and clinicians and gathers and records clinical information for review, analysis and interpretation.

32. ALARIS demonstrated its enterprise-wide networked solutions for the Medley™ Medication Safety System on February 3, 2004 at the Healthcare Information and Management Systems Society in Orlando, Florida. These network and server-based applications are currently being used on patients at several institutions across the United States.

33. On February 11, 2004, Moody’s Investors Service upgraded the rating on the Company’s Senior Secured Term Loan facility to Ba3 from B1, and its Senior Subordinated Notes to B2 from B3.

34. Also on February 11, 2004, ALARIS announced a four-year renewal of its mandatory blanket purchase agreement with the Department of Veterans Affairs to provide the SmartSite® Needle-Free System to 50 States, the District of Columbia and Puerto Rico.

Internal Projections

35. For the full year 2004, the Company had internally forecasted sales growth of 14% to 16% over the $533.9 million reported for the full year 2003. As a result of improved gross margins, the Company’s earnings per share forecast for 2004 has been increased to between $.69 and $.75 compared with a prior range of approximately $.67 to $.71.

36. For the second quarter of 2004, the Company was internally projecting sales growth of approximately 16% to 18% over the $127.8 million reported for the second quarter of 2003. The earnings forecast for the quarter is $.16 to $.18 per share.

37. In March 2004, the Company announced the limited release of the Medley™ Patient-Controlled Analgesia (PCA) Module with the Guardrails® Safety Software. Adventist Medical Center in Portland, Oregon has implemented 50 Medley™ PCA Modules throughout the institution. The Medley™ PCA Module for the administration of pain management drugs is the latest addition to the expanding Medley™ Medication Safety System. ALARIS is the only provider of harm-prevention software in a modular medication safety system. The Company’s propriety Medley™ System offers coverage for all infusions on one platform and includes PCA, large volume delivery, patient monitoring and syringe delivery.

38. On April 28, 2004, while in negotiations to sell the Company, the defendants requested the Company’s shareholders to vote and approve a plan which would allow the Company’s directors to reap substantial awards if the Company was acquired.

THE TENDER OFFER IS ANNOUNCED

39. On May 19, 2004, Cardinal Health and ALARIS issued a press release entitled “Cardinal Health to Acquire Global Health Care Technology Leader, ALARIS Medical Systems – Acquisition to Broaden Product and Service Offerings for Hospitals, Expand Worldwide Operations.” The release stated in part:

Cardinal Health, Inc., the leading provider of products and services supporting the health care industry, and ALARIS Medical Systems, Inc., a global leader in intravenous medication safety products and services, today announced a definitive agreement for Cardinal Health to acquire ALARIS in a transaction valued at approximately $2 billion, including the assumption of outstanding debt.

Under the agreement, Cardinal Health has agreed to make a cash tender offer to acquire all of the outstanding shares of ALARIS common stock at a price of $22.35 per share.

The acquisition will extend Cardinal Health’s portfolio of market leading products and services to health care providers, and increase its presence in strategic markets outside the United States. ALARIS develops and markets systems for the safe delivery of intravenous (IV) medications, and holds long-term contracts to provide necessary, disposable products for use in those systems. Nearly two-thirds of ALARIS’ revenues are generated by the sale of proprietary disposable supplies. It also provides a broad suite of professional, technical and training services to more than 5,000 hospitals and health care systems worldwide.

SELF-DEALING

40. By reason of their positions with ALARIS, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of ALARIS, and especially the true value and expected increased future value of ALARIS and its assets, which they have not disclosed to ALARIS’s public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of ALARIS’s public shareholders.

41. The proposed sale is wrongful, unfair and harmful to ALARIS’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of Cardinal Health and the Individual Defendants on unfair terms.

42. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Enjoin “charge of control” payments to defendants under the so-called “Director Plan.”

•	Withdraw their consent to the sale of Cardinal Health and allow the shares to trade freely – without impediments.

•	Act independently so that the interests of ALARIS’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

•	Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of ALARIS’s public stockholders.

43. The Individual Defendants have also approved the Acquisition so that it transfers 100% of ALARIS’s revenues and profits to Cardinal Health; thus all of ALARIS’s operations will now accrue to the benefit of Cardinal Health.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

44. Plaintiff repeats and realleges each allegation set forth herein.

45. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed under Delaware law to the public shareholders of ALARIS and have acted to put their personal interests ahead of the interests of ALARIS’s shareholders.

46. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

47. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Cardinal Health without regard to the fairness of the transaction to ALARIS’s shareholders. Defendant ALARIS directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of ALARIS stock.

48. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of ALARIS because, among other reasons:

(a) they failed to properly value ALARIS; and

(b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Acquisition.

49. Because the Individual Defendants dominate and control the business and corporate affairs of ALARIS, and are in possession of private corporate information concerning ALARIS’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of ALARIS which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

50. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

51. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self-dealing.

52. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of ALARIS’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

53. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

54. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Acquisition terms, and will not supply to ALARIS’s minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

55. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of ALARIS’s shareholders;

E. Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: May 21, 2004	LERACH COUGHLIN STOIA
& ROBBINS LLP
WILLIAM S. LERACH
DARREN J. ROBBINS

/S/ DARREN J. ROBBINS
DARREN J. ROBBINS

401 B Street, Suite 1700
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

GELLER RUDMAN, PLLC
PAUL J. GELLER
197 S. Federal Highway, Suite 200
Boca Raton, FL 33432
Telephone: 561/750-3000
561/750-3364 (fax)

Attorneys for Plaintiff